MODULE ONE RD, INC.

March 13, 2014

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:	Mr. Mark Webb Mr. David Lin

Re:
Module One RD, Inc.
Form 10-K for Fiscal Year Ended June 30, 2013 Filed September 26, 2013
Form 10-Q for the Quarterly Periods Ended September 30, 2013 and
December 31, 2013, Filed November 13, 2013 and February 19, 2014
File No. 000-52953

Ladies and Gentlemen:

The undersigned, on behalf of Module One RD, Inc. ( “we” or the “Company”), acknowledges receipt of the comment letter dated March 10, 2014 (the “Comment Letter”) issued by the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-captioned reports (the “Reports”) filed pursuant to the Securities Exchange Act of 1934, as amended.  The Company further acknowledges the Staff’s concerns with respect to the deficiencies in the reports identified by the Staff in the Comment Letter.  More particularly, the Company acknowledges that:

•	the signatures to the Company’s Annual Report on Form 10-K for fiscal year ended June 30, 2013 (“2013 10-K”) did not conform to the requirements of General Instruction D of Form 10-K;

•	the certification furnished under Section 302 of the Sarbanes Oxley Act of 2002 furnished as Exhibit 31.1 to the 2013 10-K referred to the wrong period for the report;

•
the certifications required under Section 302 and Section 906 of the Sarbanes Oxley Act of 2002 furnished as Exhibit 31.1 and Exhibit 32.1, respectively, to the 2013 10-K and the Company’s quarterly reports on Form 10-Q for the quarterly periods ended September 30, 2013 and December 31, 2013 were signed by the named person on behalf of the Company and not in his capacity as the Company’s principal executive officer and/or principal financial officer; and

•
the Company failed to furnish with each of the above-captioned reports a separate certification as required under Section 302 of the Sarbanes Oxley Act of 2002 signed by each of the Company’s principal executive officer and/or principal financial officer in his capacity as such.

The undersigned hereby confirms that in all future reports it files with the Commission under the Securities Exchange Act of 1934, as amended, it will ensure that (i) each such report is signed in accordance with the instructions of such report, (ii) the Company will furnish as exhibits to each such report the certifications required under Section 302 and Section 906 of the Sarbanes Oxley Act of 2002 signed by the appropriate person in his capacity as such, (iii) the Company will furnish separate certifications required under Section 302 of the Sarbanes Oxley Act of 2002 for each of the Company’s principal executive officer and/or principal financial officer in his capacity as such, and (iv) all such certifications furnished by the Company will reference the proper period covered by the report.

After consultation with the Staff, we are not filing an amendment to any of the above-captioned reports.

We thank the Staff for its consideration in this matter.

If you have any questions or comments, please feel free to contact the undersigned at (904) 273-8420 or William P. Ruffa, Esq. at 646-831-0320.

Very truly yours, MODULE ONE RD, INC.

By:	/s/ Thomas Hurley
Thomas Hurley, President and Chief Executive Officer